

August 16, 2010

Room 4631

James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603-8605

Re: Trex Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 26, 2010
File No. 001-14649

Dear Mr. Cline:

We have reviewed your response letter dated August 6, 2010 and have the following comments. Where indicated, we think you should revise your document in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Liquidity and Capital Resources, page 25

1. We note your response to prior comment 5 with regard to cross default provisions. Your response indicates that under Release No. 33-8350 you are only required to disclose the cross default provisions and their impact if it is reasonably likely that you will default. Although you indicate that it is not reasonably likely you will default on a material covenant, it would enhance a readers knowledge of your debt agreements to include the fact that these arrangements have cross default and/or cross accelerations provisions as you have disclosed other terms such as maturity dates and interest rates in your footnotes and the covenants in your liquidity section. In future filings, revise to describe your cross default provisions and to the extent it is reasonably likely that you will breach a material covenant, disclose the impact that breach will have on those provisions.

2. We note your response to prior comment 8 with regards to your Early Buy Program and its extended payment terms. In future filings, please revise disclosure to address the following:

    - Disclose your standard payment terms;
    - When discussing your changes in accounts receivable and its impact on cash flows and liquidity (prior comment 7), disclose the nature the Early Buy Program and the payment terms of the program;
    - Since this is a program you have implemented historically, ensure that your disclosure of extended payment terms discusses any changes in those terms over the years;
    - Discuss how you determined that these terms are fixed and determinable and quantify how much of your accounts receivable balance at the balance sheet date relates to the program;
    - Discuss your DSOs and any significant variances in DSOs year over year, specifically addressing any impact the Early Buy Program has had on the ratios;
    - Discuss any collectability problems you have had with accounts under this program as you have in your response; and
    - Discuss how the timing of the Early Buy Program impacted your accounts receivable balance, liquidity and cash flows in addition to any impact this program may have on your inventory levels. For example, please ensure that your disclosure addresses any excess inventory levels in the distribution channels as a result of the program's incentives.

Form 10-Q for the Quarter Ended June 30, 2010
Note 14. Commitments and Contingencies, page 9

3. With regard to your product warranties, we note that during the three months ended June 30, 2010, the Company experienced an increased trend in the number of warranty claims received which resulted in a $9.0 million charge recorded in the 2nd quarter 2010. You state that you experienced changes in the nature of warranty claims, including the expected cost to resolve such claims. Please tell us and revise future filings to discuss the nature of the claims you are now experiencing, how they are different from historical claims and why the cost to resolve is higher. We further note that you believe the increased number of claims is a result of the Company's involvement in, and related public announcements about, the class action suit related to surface flaking of a limited amount of product produced and sold at the Nevada facility prior to the middle of 2006. Please explain why your claims would increase in the second quarter 2010 as a result of a 2006 product and why we would not see similar increased claims in the corresponding prior period.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 17
Annual Incentive Plan Compensation, page 21

Long-Term Compensation, page 22

4. We note your response to our prior comment 13. The causal connection between the disclosure of your past EPS and free cash flow targets and any competitive harm is not clear. Please provide us with a detailed analysis as to why disclosure of each of the performance targets would cause you competitive harm. We note your statement that the EPS are free cash flow targets "are not disclosed because they are derived from confidential internal business plans." Please explain specifically how competitors would gain insight into your confidential business plan from disclosure of your targets, which are similar to categories of information contained in your publicly-available financial statements. Further, we note that you state that certain information could be determined by competitors, such as whether you "have a multi-year plan to increase [your] market share by discounting prices," whether you would be "raising prices," or whether you might be taking "steps to decrease manufacturing costs or otherwise increase [your] profitability." It is unclear how a competitor could discern such information from disclosure of your past EPS and free cash flow targets. Please advise. In the alternative, please disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance targets.

5. We note your use of free cash flow as a performance target. Because all companies do not calculate free cash flow in the same manner, please disclose how you calculate free cash flow. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

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You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Erin Jaskot, Attorney at (202) 551- 3442 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief